EXHIBIT 99.3
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Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario   M5J 2Y1


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                  CANADIAN NATURAL RESOURCES LTD.

TO SHAREHOLDERS

Shareholders may choose to access interim financial statements of the Corporation at the Corporation's website. www.cnrl.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com rather than receiving these reports by mail. National Instrument 54-102/Interim Financial Statement & Report Exemption provides shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Corporation by mail. If you are interested in receiving the interim financial statements of the Corporation by mail please complete and return this card.

Name: (Please Print)____________________________________________________________

Address:________________________________________________________________________

        ______________________________________Postal Code:______________________

Signature:____________________________________Date______________________________
          I certify that I am a shareholder.                  __________________

                                                              CUSIP 136385 10 1
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